08032083

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 25 2008
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-50200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Principal Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines	Iowa	50392
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill R. Brown (916) 941-4657
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐Public Accountant
- ☐Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0712-0897147

Oath or Affirmation

I, Jill R. Brown, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Principal Funds Distributor, Inc. as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jill Brown
Chief Financial Officer

Tammy Hollander
Notary Public

NOTARIAL SEAL IOWA
TAMMY HOLLANDER
COMMISSION NO. 719831
MY COMMISSION EXPIRES
12/4/2008

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents

0712-0897147

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. (formerly known as WM Funds Distributor, Inc.) (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Funds Distributor, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2008

Principal Funds Distributor, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 21,284,225
Receivables:	
Affiliates	7,730,350
Others	212,659
Total receivables	7,943,009
Deferred sales commissions, net of amortization of $8,028,472	15,718,494
Income tax receivable under tax allocation agreement	5,828,566
Other assets	145,438
Total assets	$ 50,919,732
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 9,894,621
Deferred income tax liability, net	3,911,718
Payables:	
Principal Life Insurance Company	4,549,016
Other affiliates	611,761
Total liabilities	18,967,116
Stockholder's equity:	
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares	100,000
Additional paid-in capital	131,379,444
Accumulated deficit	(99,526,828)
Total stockholder's equity	31,952,616
Total liabilities and stockholder's equity	$ 50,919,732

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Operations

Year Ended December 31, 2007

Revenues	
Distribution fees (12b-1 fees)	$ 89,712,036
Underwriting fees	7,625,208
Contingent deferred sales charges	1,736,394
Interest income	164,662
Other income	79,896
Total revenues	99,318,196
Expenses	
Distribution expenses (12b-1 fees)	76,672,207
Compensation and related expenses	30,676,426
Amortization of deferred sales commissions	8,028,472
General and administrative expenses	31,684,602
Total expenses	147,061,707
Loss before income tax benefit	(47,743,511)
Income tax benefit	19,025,594
Net loss	$ (28,717,917)

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2007	$ 100,000	$ 79,275,748	$ (70,791,745)	$ 8,584,003
Net loss	–	–	(28,717,917)	(28,717,917)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	676,629	(17,166)	659,463
Capital contributions from Principal Management Corporation	–	54,945,465	–	54,945,465
Dividends paid to Principal Management Corporation	–	(3,518,398)	–	(3,518,398)
Balance at December 31, 2007	$ 100,000	$ 131,379,444	$ (99,526,828)	$ 31,952,616

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities		
Net loss	$	(28,717,917)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		8,028,472
Allocation of stock-based compensation		676,629
Equity distribution in the form of common stock to employees		(17,166)
Depreciation of fixed assets		263,696
Deferred tax expense		4,457,654
Sales commissions deferred		(17,488,995)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement		(5,828,566)
Receivables from affiliates		(1,500,427)
Other receivables		61,548
Other assets		(13,288)
Accounts payable and accrued expenses		73,681
Payable to Principal Life Insurance Company		4,549,016
Payable to other affiliates		611,761
Net cash used in operating activities		(34,843,902)
Financing activities		
Capital contributions from Principal Management Corporation		48,141,558
Net cash provided by financing activities		48,141,558
Net increase in cash and cash equivalents		13,297,656
Cash and cash equivalents at beginning of year		7,986,569
Cash and cash equivalents at end of year	$	21,284,225
Supplemental disclosures		
Noncash financing activities:		
Capital contribution from Principal Management Corporation	$	6,803,907
Dividend distribution to Principal Management Corporation	$	3,518,398

See accompanying notes.

Principal Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2007

1. Organization

Organization and Nature of Business

Principal Funds Distributor, Inc. (the Company) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the state of Washington and is a wholly owned subsidiary of Principal Management Corporation (PMC). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), which is a wholly owned subsidiary of Principal Financial Group, Inc. (PFG). The Company serves as the principal contracted distributor of the Principal Mutual Funds (the Funds). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

The Company was purchased by PMC on December 31, 2006. The accompanying financial statements have been prepared using the Company's historical basis of accounting. The fair value adjustments related to the PMC purchase have not been pushed down to these financial statements.

During 2007, the name of the Company was changed from WM Funds Distributor, Inc. to Principal Funds Distributor, Inc.

2. Recent Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48, which is an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 requires the affirmative evaluation that is more likely than not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007, which did not have a material impact on the Company's financial statements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual experience could differ from the estimates utilized.

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Deferred Sales Commission

Commission costs related to sales of Class B, Class C, and certain Class A shares are capitalized. Deferred sales commissions related to Class B shares are amortized over a period of five to six years using the straight-line method. Deferred sales commissions related to Class C shares are amortized over a period of 12 months using the straight-line method. Deferred sales commissions related to Class A shares are amortized over a period of 18 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $1,000,000 or more.

Federal and State Taxes on Income

The Company's 2007 results of operations will be included in the consolidated federal and combined state income tax returns of PFG. In accordance with the intercompany tax-sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

3. Summary of Significant Accounting Policies (continued)

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period.

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Funds' average net assets. Such fees are booked as revenues as they are earned.

4. Transactions With Affiliates

As set forth in the statement of operations, the Company receives distribution (Rule 12b-1) and shareholder servicing fees from the Funds.

Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Funds' average net assets. Receivables from the Funds related to reimbursements of expenses totaled $7,730,350 at December 31, 2007.

Additionally, the Company pays to selling broker-dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as distribution fees (12b-1 fees) and fees paid to selling broker-dealers are listed as distribution expenses (12b-1 fees). The Company is affiliated with Princor Financial Services Corporation (PFSC) through common ownership and management. Distribution expenses (12b-1 fees) paid to PFSC for the sale of shares of the Funds totaled $7,352,260 for the year ended December 31, 2007.

In January 2007, the Company received a non cash capital contribution from its parent which consisted of $6,257,971 of prepaid commissions on Class A and B shares and the corresponding deferred tax asset of $545,936. In addition, in January 2007, the Company made a non cash dividend distribution to its parent company which consisted of $3,376,837 of prepaid commissions on Class A and C share sales made prior to the acquisition of the Company by PMC and corresponding deferred tax assets of $141,561.

4. Transactions With Affiliates (continued)

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company (PLIC). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel, and facilities with its subsidiaries. On a monthly basis, PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel, and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2007, were $64,480,320.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $676,629 to the Company for the year ended December 31, 2007. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

5. Income Taxes

Income tax expense (benefit) for the year ended December 31, 2007, consists of the following:

Current:	
Federal	$ (18,781,794)
State	(4,701,454)
	(23,483,248)
Deferred:	
Federal	3,542,388
State	915,266
	4,457,654
Income tax benefit	$ (19,025,594)

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

5. Income Taxes (continued)

The tax effects of temporary differences that gave rise to the net deferred tax liability at December 31, 2007, were as follows:

Deferred tax assets:	
Benefit and medical plan contribution	$ 116,117
Vacation accrual	149,347
Total deferred tax assets	265,464
Deferred tax liabilities:	
Deferred sales commissions	(4,169,396)
Other deferred tax liabilities	(7,786)
Total deferred tax liabilities	(4,177,182)
Net deferred tax liability	$ (3,911,718)

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2007, the Company had net capital of $8,554,313, which was $8,304,313 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA

December 31, 2007

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$31,952,616
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		31,952,616
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		31,952,616
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	23,351,277	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	23,351,277
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		8,601,339
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	47,026	
D. Undue concentration	–	
E. Other		47,026
10. Net capital		$ 8,554,313

0712-0897147

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	8,304,313
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Principal Funds Distributor, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2007

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	
D. (k)(3) – Exempted by order of the Commission	

Principal Funds Distributor, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2007

There were no differences between Net Capital which is included in this audited report and Net Capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2007.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Principal Funds Distributor, Inc.

In planning and performing our audit of the financial statements of Principal Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2008